Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

FUNDRISE | **Real Estate Interval Fund**

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $23,436,000, and an affiliate of the Adviser, which invested roughly $2,604,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The* *prospectus* *for the Fund contains this and other information and can be obtained by emailing* *investments@fundrise.com**, or by referring to* *fundriseintervalfund.com**. The prospectus should be read carefully before investing in the Fund.*



NEW ACQUISITION

Townhome rental community near Savannah, GA

We've acquired Omnia at Richmond Hill, a 93 townhome rental community in Richmond Hill, GA, near Savannah, for a purchase of roughly $26 million. This project is part of a portfolio located in the Savannah metro area, including Harris Trail Townhomes.



 

 **93 INCOME-GENERATING RENTAL TOWNHOMES**

 **APPROX. $26.5 MILLION INVESTMENT, INCLUDING ROUGHLY $500K IN EXPECTED COSTS**

 **30 MINUTES FROM DOWNTOWN SAVANNAH**

 **92% OCCUPIED AT THE TIME OF ACQUISITION**



Read about Harris Trail Townhomes, part of the same portfolio

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Our Core Plus strategy features stabilized real estate with a long investment horizon and moderate leverage, where we can unlock additional value through focused asset management.



→ **Risk-return profile:**
Moderate

→ **Expected timing / delay of returns:**
Shortly after acquisition

→ **Expected source of returns:**
Income with some growth

3 / 7



4 / 7





Our intent with this and other similar investments — including both rental home communities and some apartment communities — is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time positioning ourselves to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt.

Learn about single-family rental homes



5 / 7


 

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis.

As we referenced in our Mid-year letter, we think this kind of housing is a significant reason why the overall Fundrise portfolio is an attractive asset in the current environment, with inflation at historical highs and a recession taking hold.

Read the Mid-year letter

 RENTAL INCOME

 APPRECIATION



6 / 7



About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

FUNDRISE | **Real Estate Interval Fund**

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $5,692,000, and an affiliate of the Adviser, which invested roughly $632,500. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*


NEW ACQUISITION
Townhome rental community in Charlotte, NC
We've acquired an 18 townhome rental community in Charlotte, NC, for a purchase of roughly $6.3 million.



  

 **18 INCOME-GENERATING RENTAL TOWNHOMES**

 **APPROX. $6.3 MILLION INVESTMENT**

 **15 MINUTES FROM DOWNTOWN CHARLOTTE**

 **LEASING UP AND ALREADY CASH-FLOWING AT THE TIME OF ACQUISITION**

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Our Core Plus strategy features stabilized real estate with a long investment horizon and moderate leverage, where we can unlock additional value through focused asset management.



→ **Risk-return profile:**
Moderate

→ **Expected timing / delay of returns:**
Shortly after acquisition

→ **Expected source of returns:**
Income with some growth

3 / 6



Our intent with this and other similar investments — including both single-family rental home communities and some apartment communities — is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time positioning ourselves to capture what we believe will be outsized price appreciation.

Learn about single-family rental homes

4 / 6





At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis.

As we referenced in our Mid-year letter, we think this kind of housing is a significant reason why the overall Fundrise portfolio is an attractive asset in the current environment, with inflation at historical highs and a recession taking hold.

Read the Mid-year letter

 RENTAL INCOME

 APPRECIATION



5 / 6



About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.